SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                       BIGGEST LITTLE INVESTMENTS, L.P.
                       --------------------------------
                               (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                     -------------------------------------
                         (Title of Class of Securities)


                                --------------
                                (CUSIP Number)


                                 John Farahi
                           3800 S. Virginia Street
                              Reno, Nevada 89502
                                (775) 335-4600

   --------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)



                                 April 1, 2007
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




1) Names of Reporting Persons
   John Farahi

2) Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)  [ ]
   (b)  [ ]

3) SEC Use Only

4) Source of Funds (See Instructions):
   PF

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization:
   USA

Number of Shares Beneficially Owned by Each Reporting Person With:

     7) Sole Voting Power        30,634
     8) Shared Voting Power           0
     9) Sole Dispositive Power   30,634
    10) Shared Dispositive Power      0

11) Aggregate Amount Beneficially Owned by Each Reporting Person:
    30,634

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
    [ ]

13) Percent of Class Represented by Row (11):
    16.9%

14) Type of Reporting Person:
    IN











Item 1.  Security and Issuer.

     This Statement relates to units of limited partnership interest (?Units?), of Biggest Little Investments L.P., a Delaware limited partnership (the ?Partnership?). The address of the Partnership?s principal executive office is 3650 S. Virginia Street, Suite K2, Reno, Nevada 89502.

Item 2.  Identity and Background.

     (a) ? (c) This Statement is being filed by John Farahi, an individual. The business address of Mr. Farahi is 3800 S. Virginia Street, Reno, Nevada 89502. Mr. Farahi is the Co-Chairman of the Board, Chief Executive Officer and a Director of Monarch Casino & Resort, Inc. and of Golden Road Motor Inn.

     (d) ? (e) During the last five years, Mr. Farahi has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. Farahi is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     See Item 4, ?Purpose of Transaction?.

Item 4.  Purpose of Transaction.

     In March 2007, Ben Farahi, as the sole managing member of Western Real Estate Investments, LLC, a Nevada limited-liability company (?Western?) and part owner and manager of Maxum, LLC (?Maxum?), the general partner of the Partnership, took the action of transferring 95%, or 87,306, of the Units owned by Western to each of Western's three members proportionately. Such transfers were made effective April 1, 2007. As a result, each of Ben Farahi, Bob Farahi and John Farahi received one-third of the distribution, constituting 29,102 Units.

     John Farahi and Bob Farahi each individually own a non-controlling interest in Maxum.

     On September 23, 2008, articles of dissolution were filed with the Secretary of State of the State of Nevada with respect to Western, and such dissolution was effective as of September 30, 2008. All three members of Western, John Farahi, Bob Farahi and Ben Farahi consented to the dissolution
and all signed the dissolution documents.   As a result of the dissolution,
Western?s remaining 4,596 Units were equally distributed to John Farahi, Bob Farahi and Ben Farahi based on each member?s one-third ownership of Western. Each member received 1,532 Units from the transfer, which was made effective on October 1, 2008.

     As a result of the above transactions, John Farahi individually owns 30,634 Units representing 16.9% of the outstanding Units. John Farahi is not acting in concert with, or considered for securities law purposes to be part of a ?group? with, either of his brothers with respect to John Farahi?s ownership of Units.


     Subject to the above, John Farahi does not have plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;
     (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) class of equity securities of the issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Act; or
     (j) Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

     (a) The aggregate percentage of Units reported owned by Mr. Farahi is based upon 180,937 Units outstanding, which was the total number of Units outstanding as of April 1, 2007 and October 1, 2008. As of April 1, 2007, Mr. Farahi owned 29,102 Units individually and beneficially owned 1,532 Units through Western, representing approximately 16.9% of the issued and outstanding Units. As of the October 1, 2008 dissolution of Western described in Item 4, Mr. Farahi individually owns 30,634 Units, representing approximately 16.9% of the issued and outstanding Units.

     (b) Mr. Farahi has the sole power to vote and dispose of all of the Units beneficially owned by him.

     (c) Not applicable.




     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units owned by Mr. Farahi.

     (e) Not applicable.

Item 6. Contracts, Agreements, Understandings or Relationships With Respect to Securities of the Issuer.

     Not Applicable.

Item 7.  Material to be Filed as Exhibits.

     Not Applicable.






                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2009



                                          /s/ JOHN FARAHI
                                          ---------------
                                              John Farahi